Exhibit 99.1

Bragg Launches in Ontario with 888casino

Company live under content distribution agreement with tier-one operator as newly regulated market opens

TORONTO, April 5 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), a global iGaming technology and content provider, announced that yesterday it launched its content distribution agreement with 888casino in Ontario on the first day of the regulated market opening pursuant to its supplier license from the Alcohol and Gaming Commission of Ontario (“AGCO”).

The agreement, representing the first of several with well-known tier-one iGaming operators in Ontario, includes games from Bragg’s exclusive portfolio, such as Egyptian Magic, the recent debut game from its in-house studio Atomic Slot Lab, and others picked specifically for the newly-regulated Ontario iGaming market which opened on April 4.

Since receiving its supplier license from the AGCO in early March 2022, Bragg has worked with local regulators to ensure the compliance of its technology and content, both of which have been given full approval. Now, as the market moves to full legalization, the Company is excited to offer the growing number of operators looking to address the Ontario market a full suite of titles from its in-house studios as well as content from its exclusive third-party content partners.

Chris Looney, Chief Commercial Officer at Bragg, commented: “We work closely with 888casino in a host of markets and we are pleased to now be able to do so in our home market too, which provides a significant opportunity for continued growth.

“Our team has done a fantastic job to build on our relationship with 888casino in several other global markets to secure this agreement for Ontario. The team at 888casino has a well-known global profile and offers a market-leading platform. We are very pleased to support their Ontario market launch efforts.”

Talya Benyamini, VP B2C Casino at 888, added: “We’re delighted to be working once again with Bragg, this time in its domestic market. We know they’ll allow us to provide our players in Ontario with content of the highest quality and we have no doubt that it will be received. Ontario represents an attractive long-term growth opportunity for 888casino and having Bragg’s content available to us as we launch is a huge boost.”

The combined iCasino and online sports betting market in Canada is estimated at over US$2bn in 2022 according to H2 Gambling Capital. This includes Ontario, which is widely expected to become one of the largest iGaming markets in North America.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games

About 888casino:

888casino is one of the world’s leading online casino brands, with a multi-award-winning casino experience enjoyed by more than 25 million members. Founded in 1997, 888casino provides a high-quality, safe and enjoyable online gaming experience, with a seamless player experience giving access to the best casino games available. 888 uses sophisticated AI to personalise the gaming experience for players, combining the best external games with unique and exclusive games developed by Section8, 888’s in-house content studio.

888 owns and operates some of the most exciting and trusted online Casino, Sport, Poker and Bingo brands in the market. 888 objective, above all else, remains to ensure that all those who download the 888 apps and visit its websites can do so in safety. 888 acknowledges the potential risks that online gambling can present and is committed to ongoing improvements to make gambling safer. It uses technology as a force for good, giving customers transparency about their activity, and using sophisticated AI to detect and block harmful play.

888casino’s dedication to product innovation has been recognised through industry awards. In 2020, 888 was awarded Casino Operator of the Year in the 2020 Gaming Intelligence Awards.

About 888 Holdings Plc:

888 Holdings plc (and together with its subsidiaries, "888" or the "Group") is one of the world’s leading online betting and gaming companies. 888’s mission is to develop state-of-the-art technology and products that provide fun, fair and safe digital gambling products to players globally. Safer gambling is a core focus for the Group and, at the beginning of 2020, 888 launched its ‘Safer. Better. Together’ safer gambling strategy and commitments.

888 has been at the forefront of the online gaming industry since its foundation in 1997, leveraging its proprietary technology to provide players and B2B partners an innovative and world-class online gaming experience.

In 2020, the company was proud to be recognised at the 2020 Gaming Intelligence awards as the winner in the Casino Operator of the Year category. In 2020, 888 also won two prestigious awards for its poker platform at the 2020 Poker Listings Operator Awards in the Most Improved Software and Best Beginner Software categories.

The Group is structured into two lines of business: B2C, under the 888 brands, and B2B, conducted through Dragonfish, which provides partners with a leading platform through which to establish an online gaming presence and monetise their own brands in a safe and responsible manner.

888's consumer-facing websites offer more than just online betting and gaming. They are entertainment destinations: places where people can enjoy a truly interactive experience and be part of an online community that shares common interests. 888's strong and trusted brands are all accessible through www.888.com.